QUALITY DISTRIBUTION, INC.

4041 Park Oaks Boulevard, Suite 200

Tampa, Florida 33610

January 27, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Donald E. Field

Re:	Request for Effectiveness for

Quality Distribution, Inc.

Registration Statement on Form S-3 (File No. 333-171575)

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quality Distribution, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:00 p.m. on Friday, January 28, 2011, or as soon thereafter as possible.

On behalf of the Registrant, the undersigned acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant:

1.	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (813) 569-7309.

Very truly yours,

QUALITY DISTRIBUTION, INC.

By:	/s/ Jonathan C. Gold
Jonathan C. Gold
Senior Vice President, General Counsel and Secretary